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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

     Commission File Number 2-57299

                     FARM FAMILY CASUALTY INSURANCE COMPANY

             (Exact name of registrant as specified in its charter)

                     344 Route 9W, Glenmont, New York 12077
                  Registrant's telephone number: (518) 431-5000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

    Farm Family Mutual Insurance Company 8% Subordinated Surplus Certificates
               Farm Family Mutual Insurance Company 5% Debentures

            (Title of each class of securities covered by this Form)

                                      None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remain.)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]

Rule 12g-4(a)(1)(ii) [ ]

Rule 12g-4(a)(2)(i) [ ]

Rule 12g-4(a)(2)(ii) [ ]

Rule 12h-3(b)(1)(i) [X]

Rule 12h-3(b)(1)(ii) [ ]

quad Rule 12h-3(b)(2)(i) [ ]

Rule 12h-3(b)(2)(i) [ ]

Rule 12h-3(b)(2)(ii) [ ]

Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date:

None


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Pursuant to the requirement of the Securities  Exchange Act of 1934, Farm Family
Casualty Insurance Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  May 5, 1998


BY:   /s/ Timothy A. Walsh
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     Timothy A. Walsh

Executive Vice President - Finance & Treasurer
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